EXHIBIT 4.2
AMENDING AGREEMENT NO. 1
THIS AMENDING AGREEMENT made effective as of the 1st day of December, 2015.
BETWEEN:
ONCOYLYTICS BIOTECH INC.,
("Oncolytics")
- and -
Allison Hagerman
(the "Employee")
WHEREAS Oncolytics is engaged in the business of developing pharmaceutical products;
AND WHEREAS Oncolytics and the Employee entered into a Letter of Employment dated August 3, 2010;
AND WHEREAS Oncolytics and the Employee entered into an Employment
Agreement dated August 1, 2013;

AND WHEREAS Oncolytics and the Employee wish to amend the Employment Agreement;
NOW THEREFORE the parties agree as follows:
Section 1 – Amendments
The Employment Agreement is hereby amended by replacing Section 9(4) with the following:
    “Subject to Section 9(5), if this Agreement is terminated by Oncolytics at any time other than pursuant to Section 9(3), or if this Agreement is terminated by the Employee for Good Reason, the Employee shall be entitled to severance payment equal to six (6) months salary. The severance payment as provided pursuant to this Section 9(4) shall include an amount equal to the value of all benefits to which the Employee would otherwise have been entitled during the notice period.”

Section 2 – Effective Date

(1)    This Amending Agreement shall be effective from and after December 1, 2015.

(2)    In all other respects the parties confirm that the Employment Agreement, as amended, shall remain in full force and effect.

ONCOLYTICS BIOTECH INC.
Per:	/s/ Brad Thompson
Brad Thompson, Ph.D. President & Chief Executive Officer
Per:	/s/ Kirk Look
Kirk Look Chief Financial Officer

/s/ Romit Chakrabarty	/s/ Allison Hagerman
WITNESS	Allison Hagerman